October 31, 2019

Ralph Nicoletti
Senior Vice President and Chief Financial Officer
CPG Newco LLC
1330 W. Fulton Street #350
Chicago, IL 60607

       Re: CPG Newco LLC
           Amendment No. 2 to Draft Registration Statement on Form S-1 Filed October 17, 2019
           CIK No. 1782754

Dear Mr. Nicoletti:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Selected Consolidated Financial Data
Non-GAAP Financial Measures, page 65

1. We note your response to comment three in our letter dated October 8, 2019. Please more fully address the following:
         It remains unclear to us why changes in your warranty policy would be considered a non-recurring cost since warranty accruals are adjusted on an ongoing basis based on historical experience;
         On page F-37, you disclose that you recorded a class action settlement related to certain legacy products and their performance of $7.5 million and paid $5.6 million to settle this class action. After the settlement, you indicate the remaining balance of
 Ralph Nicoletti
CPG Newco LLC
October 31, 2019
Page 2
              $1.9 million was reversed in fiscal 2018. It remains unclear to us what consideration you gave to adjusting your Non-GAAP financial measure for this item which positively impacted your operating results based on your adjustment for the related expense; and
              It remains unclear to us why you believe the tax impact of the adjustments you present for fiscal 2018 is reasonable. In this regard, absent the impact of the U.S. tax reform act, we do not understand why a tax rate of 3.8% is reasonable. Based on the loss you recorded in fiscal 2018, it does not appear to us that your use of this calculated effective tax rate is reasonable.


        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Asia Timmons-Pierce at (202)
551-3754 with any other questions.



FirstName LastNameRalph Nicoletti                               Sincerely,
Comapany NameCPG Newco LLC
                                                                Division of
Corporation Finance
October 31, 2019 Page 2                                         Office of
Manufacturing
FirstName LastName